Successful launching of a New Shinhan Bank

The successful integration of Shinhan Bank and Chohung Bank took place on April 1, 2006, the legal date of registration being April 3, 2006. As a result of the integration of the two banks, Shinhan Financial Group now owns 24 subsidiary and indirect subsidiary companies, rather than the previous 25. The previous Shinhan Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Chohung Bank now exists under the name of “Shinhan Bank,” constituting a member of Shinhan Financial Group.

Likewise, the names of the previous Chohung Bank’s subsidiary companies were also altered accordingly.

Before integration	After integration	Note

Chohung Investment Trust Management Co., Ltd.	SH Asset Management Co., Ltd.	domestic subsidiary

Chohung Finance Limited	SHINHAN ASIA LIMITED	overseas subsidiary

CHB America Bank	SHINHAN BANK AMERICA	overseas subsidiary

Chohung Bank Deutschland Gmbh	SHINHAN BANK EUROPE Gmbh	overseas subsidiary

Chohung Vina Bank	SHINHAN VINA BANK	overseas subsidiary

Executive and Outside Directors Assigned for the New Bank

The board of directors for the newly integrated Shinhan Bank has been appointed during the shareholders’ meeting in February 2006. However because the director’s official term in office begins on the registration date of the integration (2006.04.03), to prevent vacancies from April 1, 2006 to April 2, 2006, shareholders’ have determined the following, concerning the appointment of directors.

Two executive directors (Shin Sang Hoon, Cho Jae Ho) and 8 outside directors (Lee In Ho, Lee Jae Woo, Kwon Dong Hyung, Jeong Kap Young, Park Kyung Suh, Kim Dae Sik, Seo Sang Rock, Kim Chi Ho) are appointed as directors of the new bank (for further detail please refer to article posted on February 16, 2006).